

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2021

Michael J. Gilfeather
President and Chief Executive Officer
Orange County Bancorp, Inc.
212 Dolson Avenue
Middletown, NY 10940

      Re: Orange County Bancorp, Inc.
           Registration Statement on Form S-1
           Filed July 9, 2021
           File No. 333-257781

Dear Mr. Gilfeather:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed July 9, 2021

General

1.   We note that you have registered $1 million worth of common stock. Please confirm that this is a bona fide estimate of the maximum offering price of your offering. Refer to Rule 457(a) of the Securities Act.

Principal and Selling Stockholders, page 126

2.   We note your response to comment 5 and revised disclosure on page 127. However, it is unclear why footnote 17 continues to state that Banc Fund IX LP has sole voting and investment power over 207,649 shares and Banc Fund VIII LP has sole voting and investment power over 35,532 shares. Please revise or advise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Schroeder at (202) 551-3294 or Michael Volley at (202) 551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or David Lin at (202) 551-3552 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance